UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 1)

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

c/o Capricor Therapeutics, Inc.

8840 Wilshire Blvd., 2nd Floor

Beverly Hills, CA 90211

Attention: Karen G. Krasney, General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS NANCELOU, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,039,436 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 1,039,436 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,436 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Comprised of 1,039,436 shares held in the name of Nancelou, Inc.
(2)	Based on a total of 14,546,096 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding immediately following the consummation of a private placement by Capricor Therapeutics, Inc. of shares of its common stock on January 21, 2015.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON LOUIS GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,126 shares
	8	SHARED VOTING POWER 1,039,436 shares
	9	SOLE DISPOSITIVE POWER 351,126 shares
	10	SHARED DISPOSITIVE POWER 1,039,436 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,562 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Comprised of (a) options held by Louis Grasmick to purchase 351,126 shares of common stock of Capricor Therapeutics, Inc. that were exercisable as of January 21, 2015 or that have or will become exercisable within 60 days after January 21, 2015, and (b) 1,039,436 shares of common stock of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

(2)	Based on a total of 14,546,096 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding immediately following the consummation of a private placement by Capricor Therapeutics, Inc. of shares of its common stock on January 21, 2015. Shares of common stock subject to options held by Louis Grasmick that were exercisable as of January 21, 2015 or that have or will become exercisable within 60 days of January 21, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Grasmick.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON NANCY GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- shares
	8	SHARED VOTING POWER 1,039,436 shares
	9	SOLE DISPOSITIVE POWER -0- shares
	10	SHARED DISPOSITIVE POWER 1,039,436 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,436 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Comprised of 1,039,436 shares held in the name of Nancelou, Inc. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

(2)	Based on a total of 14,546,096 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding immediately following the consummation of a private placement by Capricor Therapeutics, Inc. of shares of its common stock on January 21, 2015.

CUSIP No.14070B 101

1	NAME OF REPORTING PERSON GRANT GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- shares
	8	SHARED VOTING POWER 1,039,436 shares
	9	SOLE DISPOSITIVE POWER -0- shares
	10	SHARED DISPOSITIVE POWER 1,039,436 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,436 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Comprised of 1,039,436 shares held in the name of Nancelou, Inc. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

(2)	Based on a total of 14,546,096 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding immediately following the consummation of a private placement by Capricor Therapeutics, Inc. of shares of its common stock on January 21, 2015.

All information in this Amendment No. 1 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 1 to Schedule 13D is being filed by Nancelou, Inc., Louis Grasmick, Nancy Grasmick and Grant Grasmick pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Nancelou, Inc., Louis Grasmick, Nancy Grasmick and Grant Grasmick with the Securities and Exchange Commission (the “SEC”) on December 4, 2013 (the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended by inserting the following language at the end of the last paragraph of Item 3:

Nancelou purchased the 141,924 shares of common stock of the Issuer held in the name of Nancelou that were not acquired pursuant to the terms of the Merger Agreement at a price of $3.523 per share, for an aggregate purchase price of approximately $500,000, using the working capital of Nancelou.

Item 4. Purpose of Transaction

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 3 is hereby incorporated herein by reference.

Share Purchase Agreement

On January 9, 2015, Nancelou, among other investors (collectively, the “Investors”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer agreed to issue and sell to Nancelou, and Nancelou agreed to purchase from the Issuer, in a private placement, 141,924 shares (the “Shares”) of the Issuer’s common stock at a price per share of $3.523 for an aggregate purchase price of approximately $500,000. In connection with the entry into the Share Purchase Agreement, the Issuer and the Investors, including Nancelou, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer is obligated (i) to prepare and file with the SEC a registration statement (the “Registration Statement”) to register for resale the Shares, and (ii) to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as soon as practicable, in each case subject to certain deadlines.

The references to, and descriptions of, the Purchase Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, forms of which are referenced as Exhibit B and Exhibit C, respectively, to this Amendment No. 1 to Schedule 13D, and which are incorporated herein by reference.

The Reporting Persons acquired the common stock of the Issuer for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement or the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock or other securities of the Issuer which they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in common stock or securities convertible into common stock, will depend, however, on numerous factors, including, without limitation, the price of shares of common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of common stock depending on those and other considerations.

Item 5. Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of January 21, 2015, Nancelou beneficially owns 1,039,436 shares of common stock of the Issuer. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to be the beneficial owners of the Shares beneficially owned by Nancelou. In addition to having shared voting and dispositive power with respect to the Shares beneficially owned by Nancelou, Louis Grasmick, as of January 21, 2015, holds options to purchase 396,803 shares of common stock, of which options to purchase 351,126 shares of common stock are currently exercisable or have or will become exercisable within 60 days of January 21, 2015. All ownership percentages are calculated based on a total of 14,546,096 shares of common stock of the Issuer issued and outstanding immediately following the consummation of a private placement by the Issuer of shares of its common stock on January 21, 2015. Shares of common stock subject to options held by Louis Grasmick that are exercisable within 60 days of January 21, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Grasmick, but not of any other Reporting Person.

Based upon the foregoing, there were a total of 14,546,096 shares of common stock of the Issuer issued and outstanding immediately following the consummation of a private placement by the Issuer of shares of its common stock on January 21, 2015. As a result of the foregoing, Nancelou is deemed to beneficially own 1,039,436 Shares of the Issuer, or 7.1% of the shares of the Issuer’s common stock that are issued and outstanding. Louis Grasmick is deemed to beneficially own 1,390,562 shares of common stock of the Issuer, or 9.3% of the shares of the Issuer’s common stock that are issued and outstanding. Nancy Grasmick is deemed to beneficially own 1,039,436 shares of common stock of the Issuer, or 7.1% of the shares of the Issuer’s common stock that are issued and outstanding. Grant Grasmick is deemed to beneficially own 1,039,436 shares of common stock of the Issuer, or 7.1% of the shares of the Issuer’s common stock that are issued and outstanding.

(b)	Nancelou has the sole power to vote and dispose or direct the disposition of the 1,039,436 Shares beneficially owned by it. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou as tenants by the entirety, and Grant Grasmick owns the remaining 50% of Nancelou. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the Shares beneficially owned by Nancelou. Additionally, Louis Grasmick is deemed to have sole voting and dispositive power with respect to the options to purchase 351,126 shares of common stock that are held by Louis Grasmick and which are currently exercisable or have or will become exercisable within 60 days of January 21, 2015.

(c)	Except as set forth elsewhere in the Initial Schedule 13D, as amended by this Amendment No. 1 to Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of common stock of the Issuer during the 60 days prior to the date of the filing of this Amendment No. 1 to Schedule 13D.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 3 and Item 4 is incorporated herein by reference.

Other than as described in the Initial Schedule 13D, as amended by this Amendment No. 1 to Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Capricor Therapeutics, Inc.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit B	Share Purchase Agreement, dated as of January 9, 2015, by and between the Issuer and the Investors, including Nancelou (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 22, 2015).

Exhibit C	Registration Rights Agreement, dated as of January 9, 2015, by and between the Issuer and the Investors, including Nancelou (incorporated by reference to Exhibit 10.2 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 22, 2015).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015

Nancelou, Inc.

By: Louis Grasmick

Its: President

By:  /s/ Louis Grasmick

Louis Grasmick, President

By:  /s/ Louis Grasmick

Louis Grasmick

By:  /s/ Nancy Grasmick

Nancy Grasmick

By:  /s/ Grant Grasmick

Grant Grasmick